
YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2023


**Assets**

| | | |
|---|---|---:|
| Cash | $ | 110,588 |
| Receivable from brokers and dealers | | 12,282 |
| Accounts receivable | | 521,150 |
| Fixed assets, (net of accumulated depreciation of $16,521) | | 2,636 |
| Prepaid expense | | 11,702 |
| Deferred tax asset | | 13,859 |
| Security deposits | | 3,000 |
| **Total assets** | $ | 675,336 |

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 468,749 |
| **Total liabilities** | | 468,749 |

**Commitments and Contingencies (Note 5)**

**Stockholder's equity**

| | |
|---|---:|
| Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 1,442,831 |
| Accumulated deficit | (1,237,363) |
| Total stockholder's equity | 206,468 |
| **Total liabilities and stockholder's equity** | $ 675,336 |